UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐    No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (the “Company”), in accordance with CVM Instruction No. 358/02, discloses to its shareholders and the market in general that the information gathered to date with respect to the quarter ended on June 30, 2013 indicates that the Company’s indebtedness surpassed the limit of the following ratio: Net Debt (including dividends to be paid in the fiscal period) / EBITDA (calculated in the fiscal period prior to the payment of dividends), as disclosed in a Material Fact dated April 17, 2012.

In view of this, a condition considered necessary by the Company for the distribution of dividends to shareholders in August 2013 was not met.

Finally, the earnings release for the quarter ended on June 30, 2013, together with the other documents that comprise the quarterly financial information for the period, will be made on August 13, 2013, as previously disclosed to the market, following the independent auditor review and conclusion of the applicable corporate formalities.

Rio de Janeiro, July 24, 2013.

Bayard Gontijo

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2013

OI S.A.

By:	/s/ Bayard de Paoli Gontijo
	Name:	Bayard de Paoli Gontijo
	Title:	Chief Financial Officer